Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

14 May 2004

CONSENT OF INDEPENDED AUDITORS

We consent to the inclusion in this Form 10-KSB of Neutron Enterprises, Inc. of our report dated May 7, 2004, on our audit of the financial statements of Neutron Enterprises, Inc., as of December 31, 2003 and for the year then ended.

Staley Okada & Partners

STALEY, OKADA & PARTNERS

per D. Larocque, CA, CFP, CPA (Oregon)